Exhibit 99.1

Newbyera Technology Limited

BALANCE SHEETS

	July 31, 2024	December 31, 2023
	(Audited) USD	(Audited) USD
ASSETS
Current assets
Prepayments, net	2,809,547	76,499
Other receivables, net	6,328,511	94,821
Accounts receivable, net	12,383,166	9,278,318
Cash and cash equivalents	5,631,193	5,457,860
Total current assets	27,152,417	14,907,498

Non-current assets
Intangible assets	-	-

Total assets	27,152,417	14,907,498

LIABILITIES AND EQUITY
Current liabilities
Account and other payables	24,560,337	9,005,281
Taxes Payable	22,589	22,754
Amounts due to related parties	-	2,916,642
Total current liabilities	24,582,926	11,944,677

Total liabilities	24,582,926	11,944,677

Equity
Share capital	2,833,697	2,833,697
Other reserves	-145,450	-125,213
Retained earnings	-118,756	254,337
Total Equity	2,569,491	2,962,821

Total liabilities and equity	27,152,417	14,907,498

Newbyera Technology Limited

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Seven Months Ended July 31, 2024 (Unaudited)
USD
Revenue	44,630,454
Cost of providing services	(44,468,585)
Gross profit	161,869

General and administrative expenses	(656,160)
Net impairment losses on financial and contract assets	(241,353)
Other income	333,881
Foreign gain/(loss) - net	34,489
Operating (loss)/profit	(367,274)

Interest income	4,348
Finance cost	(10,167)
Finance cost - net	(5,819)

Profit before income tax	(373,093)

Income tax expenses	-

Profit for the period	(373,093)

Other comprehensive income	(20,237)

Total comprehensive income	(393,330)